September 16, 2022

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

Washington DC 20549

Re:	Ohanae, Inc.
Offering Statement on Form 1-A
Filed July 1, 2022
File No. 024-11927

Ladies and Gentlemen:

We acknowledge receipt of the comments in the letter dated July 29, 2022 from the staff of the Division of Corporate Finance - Office of Technology (the “Staff”) regarding the Offering Statement of Ohanae, Inc. (the “Company”), which we have set out below, together with our responses.

Offering Statement on Form 1-A filed July 1, 2022 General

1.	We note that investors in this offering will receive Ohanae Equity Tokens. Please provide a detailed legal analysis explaining why you believe these Ohanae Equity Tokens satisfy the definition of "eligible securities" under Rule 261(c) of Regulation A.

The Company does not believe that Ohanae Equity Tokens are securities. Ohanae Equity Tokens are merely digital representations of the number of shares purchased and held by a given stockholder of the Company’s Class B Common Stock. This is consistent with Section 1(c) of the Company’s Second Amended & Restated Certificate of Incorporation, which states that shares of the Company’s Class B Common Stock “are to be represented by digital tokens recorded in the register of the Company’s stockholders and stored on one or more distributed electronic networks or databases.”

Ohanae Equity Tokens - which have no legal, economic or other rights associated with them - are not separate securities from the actual shares of Class B Common Stock that they represent, which have all relevant legal and economic rights.

An owner of Class B Common Stock can see a representation of the Class B Common Stock he or she owns, and can see this representation in their digital wallet, in the form of Ohanae Equity Tokens.

As such, the Company does not believe that the Ohanae Equity Tokens satisfy the definition of "eligible securities" under Rule 261(c) of Regulation A.

September 16, 2022

2.	We note that you intend to "tokenize" traditional equity securities, including shares of your Class B common stock covered by this offering statement. Please provide a detailed description of your tokenization process. Include an explanation of how you intend to ensure, and why you believe, that the crypto assets will not be deemed a separate instrument from the underlying equity security.

In response to the Staff’s comment, the Company has added a subsection entitled “Tokenization of Traditional Equity Securities” to “The Company’s Business” section of the Offering Circular to describe the tokenization process.

The Company believes that any token created on the Ohanae Platform will not be deemed a separate instrument from the underlying equity security because all tokens on the Ohanae Platform will merely be digital representations of the underlying equity security they represent. Further, the Company intends to take certain steps to ensure that tokens do not become separated from the underlying equity securities they represent. For example, if a transfer or sale of the Company’s Class B Common Stock is made and the seller possesses Ohanae Equity Tokens but does not transfer to the buyer the number of Ohanae Equity Tokens that corresponds to the amount of Class B Common Stock sold, the Company (as transfer agent) will “force transfer” the relevant amount of Ohanae Equity Tokens from the seller’s digital wallet to the buyer’s digital wallet.

3.	Please supplementally provide us with a detailed legal analysis of whether the Ohanae Coin and Signet are securities pursuant to Section 2(a)(1) the Securities Act of 1933. In addition to considering the enumerated types of securities set forth in Section 2(a)(1), please consider SEC v. W.J. Howey Co., 328 U.S. 293 (1946) and Gary Plastic Packaging Corp. v. Merrill Lynch, Pierce Fenner & Smith, 756 F.2d 230 (2d Cir. 1985). Moreover, in preparing your legal analysis please address not only the instruments themselves but also your role in the operation of the marketplace and creation of the instruments, as well as any ongoing interest in Ohanae Coin.

In response to the Staff’s comment, the Company’s General Counsel has prepared a legal analysis, attached as Appendix A to this response letter.

Cover Page

4.	Please revise the cover page and the summary to clarify that investors in this offering will receive Ohanae Equity Tokens, which represent shares of the company's Class B common stock.

In response to the Staff’s comment, the Company has revised the cover page and “Summary” section of the Offering Circular to clarify that investors in this offering will receive Ohanae Equity Tokens, which represent shares of the Company's Class B Common Stock.

Summary, page 1

5.	Please revise the summary to describe the current status of your business and development efforts. In this regard, please revise the summary to disclose, if true, that you have not generated any revenues to date and that you do not own certain key intellectual property. Additionally, please revise here to clarify whether the Ohanae Platform and Ohanae Blockchain are operational and commercialized, and if not, disclose the expected remaining developmental steps, a timeline to complete these steps and the estimated costs to complete these steps.

September 16, 2022

In response to the Staff’s comment, the Company has revised the “Summary” section of the Offering Circular to provide additional detail on the current status of the Company’s business and development efforts, and to disclose that the Company has not generated any revenues to date.

The Company has further revised the Offering Circular to clarify that the Company does own the key intellectual property identified in the Offering Circular.

Additionally, the Company has added disclosure to clarify that the Ohanae Platform and Ohanae Blockchain are operational, but not yet fully-commercialized, and has disclosed expected remaining steps to commercialize the Ohanae Platform, the timeline to complete these steps, and the estimated costs to complete these steps.

Risk Factors, page 4

6.	Expand your risks factors to discuss the challenges related to operating your own blockchain and maintaining custody of crypto assets traded on your platform. For example, discuss the significant risk of cybersecurity breaches and how these may lead to a loss of customer assets.

The Company notes to the Staff that digital assets on the Ohanae Platform – Ohanae Equity Tokens and Ohanae Coin – are not custodied by the Company or Ohanae Securities. As described further below in the Company’s response to Comment #15 of this letter, neither the Company nor Ohanae Securities will provide custody arrangements for holders of Ohanae Coin. Further, no trading of any Equity Tokens on the Ohanae Platform will occur until such time as Ohanae Securities receives approval from FINRA to operate as an ATS. Ohanae Securities will not maintain custody of any digital assets until such time as it receives approval to act as a Special Purpose Broker-Dealer and to operate an ATS.

The Company further notes to the Staff that the digital assets on the Ohanae Platform, Ohanae Coin and Ohanae Equity Tokens, are on a permissioned blockchain – meaning that it is impossible for these digital assets to be transferred to a public blockchain. As such, in the case of a cybersecurity breach in which an unauthorized party gains access to a customer’s account, any attempted transfer of Ohanae Coin or Ohanae Equity Tokens from the investor’s account by the unauthorized party could only be to another account on the Ohanae Platform. Since every accountholder on the Ohanae Platform must go through KYC in order to create an account, the Company believes it is unlikely that a potential bad actor would be able to pass through KYC protocols – and therefore, believes that loss of customer assets is unlikely.

Additionally, the Company notes that the Company does not store passwords or private keys on behalf of customers. Customers maintain their own private keys – and the Company has no access to those keys. As such, there is no central depository from which all passwords or private keys on the Ohanae Platform could be accessed by an unauthorized party. A hacker would need to obtain access to customer accounts on an individual basis.

Nonetheless, the Company included several risk factors in the Offering Statement filed on July 1, 2022 addressing risks related to loss of, or potential unauthorized access to, customers’ private keys, including:

•	“You may lose your credentials, which may result in you losing access to your investment”
•	“Cybersecurity breaches may delay implementation of our business plan and damage our reputation”

September 16, 2022

•	“Our Ohanae Platform systems and those of third-party service providers we may engage may be vulnerable to cybersecurity risks. If our security measures are breached and unauthorized access is obtained to our Ohanae Platform and/or our electronic trading platform, our business could suffer a material adverse effect.
•	“We also face the risk of operational disruption, failure or capacity constraints of any of the third-party service providers that facilitate our business activities, including clients, and our cloud infrastructure provider. Such parties could also be the source of a cyberattack on and/or breach of our operational systems, data or infrastructure”

The Company believes the above risk factors adequately address the risks related to cybersecurity breaches and how these may lead to a loss of customer assets, and also address risks related to our operation of the Ohanae Blockchain.

Nonetheless, in response to the Staff’s comment, we have changed the title of the risk factor entitled “You may lose your credentials, which may result in you losing access to your investment” to “The private cryptographic keys needed to access your Ohanae Equity Tokens and Ohanae Coins are subject to risks of cybersecurity breaches and hacking cybersecurity breaches and hacking, which may result in you losing access to your investment.”

Additionally, we have added disclosure under the “The Company’s Business - Competition” section of the offering circular to provide an overview of our security features described in our response above.

7.	We note that you intend to launch and operate a secondary market that will be regulated as an Alternative Trading System ("ATS"). Please add a risk factor that discusses the risks related to receiving the appropriate regulatory approvals to operate as an ATS, as well as risks related to operating as an ATS for crypto assets.

The Company has added risk factors to the “Risk Factors” section of the Offering Circular as requested by the Staff.

8.	Add a risk factor to discuss the risks related to using Signet as the underlying crypto asset for your Ohanae Coin, including risks related to the maintenance of the underlying fiat reserves. Your disclosure should describe any approvals required to participate in the Signet platform and any limitations on the use of Signet in the manner contemplated in the offering circular.

The Company has added a risk factor to the “Risk Factors” section of the Offering Circular as requested by the Staff.

9.	Add a risk factor addressing your characterization of Ohanae Coin and Signet as non-securities, including the risks related to the internal processes you used to reach such conclusion. Your discussion should acknowledge that any conclusion is a risk-based judgement not binding on any regulatory body, as well as the impact if either of these crypto assets are determined to be securities.

The Company has added a risk factor to the “Risk Factors” section of the Offering Circular as requested by the Staff.

Plan of Distribution, page 18

10.	We note your disclosure that you will “only accept payment for the Company’s Class B Common Stock in this offering using the Company’s internal digital currency, Ohanae Coin.” Please tell us whether you have issued any Ohanae Coins to date, and if so, how were they issued and in what context.

September 16, 2022

To date, the Company has issued 400 Ohanae Coin. These 400 Ohanae Coin were issued in a “test” transaction to a member of our engineering team. The purpose of the transaction was to ensure that Ohanae Coin could be properly issued on the Ohanae Platform as intended. The Ohanae Coin represent a portion of funds that the Company has deposited at Signature Bank in exchange for Signet. No money was exchanged in this transaction, and the 400 Ohanae Coin issued will be transferred back into the Ohanae Coin treasury prior to qualification of this offering.

While the Company has only issued 400 Ohanae Coin to date, the Company has minted 250,000 Ohanae Coin to date, as the Company also holds 250,000 Signet in its account with Signature Bank, which are backing the Ohanae Coin on a one-to-one basis.

11.	Please describe in detail your plan to ensure that Ohanae coin remains backed by Signet on a one-to-one basis. Include a detailed description of the flow of funds, the time frame in which you will exchange fiat for Signet after receipt of customer funds, and the mechanics of redemption.

Ohanae Coin will always remain backed by Signet on a one-to-one basis because the software underlying the Ohanae Coin ensures this will be the case. As a backup, the Company will monitor the software underlying the Ohanae Coin to ensure that it continues to function properly in backing the Ohanae Coin to Signet on a one-to-one basis.

As described in the Offering Circular under “Plan of Distribution and Selling Stockholders – Process of Subscribing”, verified accountholders on the Ohanae Platform may deposit funds (in fiat currency) into their account. Technically, by adding funds to their account, the user is purchasing Ohanae Coin from the Company, as it is the only currency supported by the Ohanae Platform. As such, those funds are being deposited in the Company’s account. Depending on the funding method – credit/debit card, ACH, or wire transfer – it takes 2-3 days for the funds to appear in the Company’s account. Once received, the Company then deposits those funds to its account at Signature Bank. The Company then instructs Signature Bank to convert an amount of funds (in US dollars) into a corresponding amount of Signet. . The Company then mints an equivalent number of Ohanae Coin. Once the Ohanae Coin is minted, it is transferred to the accountholder.

The Company refers to its account at Signature Bank that holds Signet as the “Reserve”. The purpose of the Reserve is to reduce the time lag involved in receiving customer funds transmitted by debit/credit card, ACH or wire transfer and thereby facilitate real-time settlement of transactions on the Ohanae Platform (such as the purchase of Ohanae Coins). When a user on the Ohanae Platform purchases Ohanae Coin with fiat currency, Ohanae Coin will be issued to the user instantly from the Reserve, before the fiat currency submitted for the Ohanae Coin has been received by the Company. Once the fiat currency is received by the Company, those funds will be used to replenish the Reserve. Without a Reserve, Ohanae would not be able to issue Ohanae Coin to users until payment for the Ohanae Coin was received in their bank account, which can take 2-3 days as described above.

12.	We note that investors in this offering will receive Ohanae Equity Tokens, representing shares of the Company’s Class B Common Stock on the Ohanae Blockchain. In light of other disclosure indicating that you are still developing your products and services and do not currently own certain key intellectual property, please clarify whether the Ohanae Blockchain is currently operational, whether any Ohanae Equity Tokens have been issued to date, and if so, whether all current stockholders' stock is represented by these Ohanae Equity Tokens.

The Company advises the Staff that the Ohanae Platform and Ohanae Blockchain are fully operational. The Company has minted 6,000,000 Ohanae Equity Tokens – each representing one share of the Company’s 6,000,000 authorized shares of Class B Common Stock. The Company has not yet issued any Ohanae Equity Tokens, as it has not yet issued any shares of its Class B Common Stock - but all such Ohanae Equity Tokens are minted and ready for issuance on the Ohanae Platform. The Company has revised the “Plan of Distribution” section to clarify this information.

September 16, 2022

Apart from the Class B Common Stock, there are no other shares of the Company’s authorized capital stock that are represented by tokens. While the Company may in the future create equity tokens to represent other shares of its capital stock (i.e. its shares of Class A Common Stock), only shares of Class B Common Stock are represented by equity tokens (the Ohanae Equity Tokens). The Company has revised its disclosure in the “Securities Being Offered” section to clarify that none of the Company’s outstanding capital stock (comprised of shares of Class A Common Stock) is represented by tokens.

Also, as described further above in this letter, the Company has revised the Offering Circular to clarify that the Company currently owns all key intellectual property that is integral to the operation of the Ohanae Platform and Blockchain.

13.	You state investors in this offering will receive Ohanae Equity Tokens, representing shares of the Company's Class B Common Stock. Please clarify the amount of shares of Class B Common Stock each Ohanae Equity Token represents.

In response to the Staff’s comment, the Company has clarified in several sections of the Offering Circular that one (1) Ohanae Equity Token represents one (1) share of Class B Common Stock of the Company.

14.	You indicate that the Ohanae Equity Tokens have a token ticker symbol of OHANA. Please revise to clarify whether these Ohanae Equity Tokens are listed or traded on an exchange, other trading system or your blockchain. To the extent these Ohanae Equity Tokens are not currently listed or traded, please remove the token ticker symbol or advise.

In response to the Staff’s comment, the Company has revised its disclosure in the Offering Circular to remove mention of the “OHANA” ticker symbol for the Ohanae Equity Tokens as to not give investors the impression that the Ohanae Equity Tokens are listed or traded on an exchange.

The Company's Business, page 22

15.	We note that your wholly-owned subsidiary, Ohanae Securities LLC, will be the custodian of crypto assets on your platform. Please revise to clarify how they will store the crypto assets you own and explain in sufficient detail how your subsidiary will store reserves of Ohanae Coin and Signet. Describe with specificity your security and custody arrangements for the crypto assets you and your subsidiary hold including how you intend to validate existence, exclusive ownership and software functionality of private crypto asset keys, and other ownership records. Further, disclose whether the holdings of the subsidiary are backed by insurance and if not, the subsidiary’s plans to obtain insurance to cover the value of crypto assets held in custody.

The Company notes that Ohanae Securities does not hold Ohanae Coin or Signet. The Company itself holds Ohanae Coin in its own digital wallet on the Ohanae Platform; and Signet is held in the Company’s customer account at Signet Bank. It is not intended that Ohanae Securities will ever hold Ohanae Coin or Signet on behalf of the Company or investors.

The Company does not intend to provide custody arrangements for holders of Ohanae Coin. As to security arrangements, the Company will use its Identity Technology to create a unique identifier (an “Ohanae ID”) for each investor who successfully opens an account. Thereafter, through biometric recognition technology, investors will be able to log into the Ohanae Platform without the need to remember a password through facial recognition or by using a user-created passphrase. Ohanae ID is intended to allow users to link their account to a specific device such that an Ohanae ID account can only be accessed through that device. However, purchasers of Ohanae Coin will be responsible for maintaining their own private key.

September 16, 2022

The Company does not keep a copy of a user’s private key. The private key is encrypted/stored on the user’s device. In the case of a lost passphrase, Ohanae uses Passphrase Recovery and Account Recovery to assist users to recover their private key.

Ohanae Securities will not hold any digital assets or digital asset securities until such time as its Continuing Member Application (CMA) with FINRA to act as a “Special Purpose Broker Dealer” and to operate an ATS is approved. Currently, Ohanae Securities’ plans for custody arrangements for digital asset securities are not finalized, as Ohanae Securities is still in discussions with FINRA as to what procedures it will implement to adhere to the circumstances set forth in the Policy Statement.

The Company has clarified in the Offering Circular that, since Ohanae Securities does not currently hold any digital assets or digital asset securities, it does not have insurance to cover the value of any such assets, and has no plans in the immediate future to do so.

Principal Products and Services Fractionalized NFTs, page 24

16.	Please provide a more detailed description of how the company intends to "fractionalize" NFTs on its platform. Further, confirm that you intend to treat these fractionalized instruments as securities.

In response to the Staff’s comment, the Company has revised its disclosure under “Principal Products and Services” to clarify how the company intends to fractionalize NFTs on the Ohanae Platform. Additionally, the Company confirms that any such fractionalized instruments would be treated as securities.

Technology and Infrastructure of the Ohanae Platform Ohanae Coin, page 25

17.	We note your disclosure that Ohanae Coin will be backed by Signet on a one-to-one basis. Additionally, we note your statement that Ohanae Coin could be referred to as a stablecoin by virtue of its backing by Signet, which is pegged to the value of the U.S. dollar. Please remove this statement as it inaccurately characterizes stablecoins, which have no accepted definition. Remove references to stablecoins throughout and only refer to the specific crypto assets you and your subsidiaries intend to hold.

In response to the Staff’s comment, the Company has removed all mention of “stablecoins” throughout the Offering Circular.

Intellectual Property, page 27

18.	Here and elsewhere you note that you entered into a software transfer agreement to acquire title to and ownership of Key IP, including intellectual property related to the Ohanae Platform and Ohanae Coin technology. Risk factor disclosure on page 8 appears to indicate that you not yet completed this acquisition and that it is contingent on a $680,000 payment that will be funded with the proceeds of this offering. In light of the fact that you do not currently appear to own this Key IP, please tell us whether you currently have any ability to use the intellectual property covered by the agreement.

In response to the Staff’s comment, the Company has revised the disclosure throughout the offering circular to clarify that the Company does currently own the “Key IP” referred to in the Offering Circular, and has full ability to use the intellectual property covered by the Software Agreement.

September 16, 2022

Thank you again for the opportunity to respond to your questions to the offering statement of Ohanae, Inc. If you have additional questions or comments, please contact me at jeanne@crowdchecklaw.com.

Sincerely,

/s/ Jeanne Campanelli

Jeanne Campanelli

Partner

CrowdCheck Law LLP

cc: Greg Hauw

Chief Executive Officer

Ohanae, Inc.

Appendix A

Legal Analysis by the General Counsel of Ohanae, Inc.

The cases of SEC v. W.J. Howey Co., 328 U.S. 293 (1946) (“Howey”) and Gary Plastic Packaging Corp. v. Merrill Lynch, Pierce Fenner & Smith, (“Gary Plastic”) afford general guidelines that serve to define whether a given transaction should be denominated a security. Each analyzes the underlying facts and applies a series of tests to determine whether there is “… an investment of money in a common enterprise with profits to come solely from the efforts of others.” 328 U.S. at 301.

By parsing the elements of the Howey test, the Ohanae Coin does not turn the litmus pink as to the existence of a security. Each step of the Howey test is examined in turn below.

a.	Is there an investment of money?

On this prong of the test, the Ohanae Coin does not qualify as an investment of money, despite the fact that money changes hands. What accounts for this apparent paradox is that the money that is exchanged is not being exchanged for the Ohanae Coin as an object, but rather as part of the transaction for the Ohanae security – i.e. the Class B Common Stock being sold in this offering. The Ohanae Coin is nothing more than a digital receipt for the ownership of a one-dollar interest in the Signature Bank payment system denominated in “Signets”, each priced at and redeemable at the fixed value of one US dollar.

The Ohanae Coin is not offered for sale independently for a very solid reason: it would be an exercise in futility, as no one would buy it. The Ohanae Coin is also ephemeral in that upon its acquisition, it is immediately transformed into an entry in a digital wallet that exists as a Signet in an Ohanae bank account at Signature Bank and registered as to the purchaser’s ownership on Ohanae’s database. That Signature bank account provides a simple online payments platform offering liquidity for the purchaser and representing a deposit that is available to the purchaser on demand, twenty-four hours a day and 365 days a year. Ohanae’s arrangement with Signature Bank assures that all purchasers’ funds will be maintained in accounts that avoid exceeding the limits of Federal insurance.

Banks like Signature Bank are allowed to offer such payment systems as they are authorized by the provisions of 12 C.F.R. Part 330; FDIC General Counsel’s Op. No. 8 (Nov. 13, 2008). The general requirements for such passthrough deposit insurance coverage are: (1) the account records at the bank must disclose the existence of the third-party custodial relationship; (2) the bank’s records or records maintained by the custodian or other party must disclose the identities of the actual owners of the funds and the amount owned by each such owner; and (3) the deposits actually must be owned (under the agreements among the parties) by the named owners.

But the described transformation does not result in an investment because the Ohanae Coin, acquired at a dollar, is transformed into a Signet that, in turn, represents a commitment by Signature Bank to exchange such Signet for one dollar at any time of the owner’s choosing.

The logic is clear: without any provision for an interest payment, there is no prospect for appreciation of value in a Signet. The purchaser puts a dollar into an Ohanae Coin to facilitate the purchase of the wallet entry of the Signet and gets a dollar back by cashing in the resulting Signet that has been passed through by the Ohanae Coin.

It is important to note that this absence of interest distinguishes Ohanae’s business operation from that of Gary Plastic where there was an investment of money as reflected by the plaintiff’s claim that it was not securing the full benefit of the interest on such investment. No one could possibly claim that they were not receiving a promised profit with an Ohanae Coin because the promised and expected return is always the same as the purchase price. By definition, that is not an investment since there is no prospect of appreciation.

In particular, the Ohanae Coin is closer to the token issued by TurnKey Jet, Inc. as discussed more fully below, rather than the Certificate of Deposit in Gary Plastic, which offers a rate of interest and encourages long-term retention.

b.	In a common enterprise…

Here again, the Howey test cannot fairly be applied to find the existence of an investment contract. Whereas any transaction involving multiple parties would seem to necessarily implicate a common enterprise, judicial review supports a more nuanced view. Surely, if such a blanket rule were to apply wherever more than one party is involved in a transaction, the result would be too blunt a tool to be useful in the real world. Accordingly, Villeneuve v. Advanced Business Concepts Corp., 698 F.2d 1121, 1124 (11th Cir.1983), aff'd en banc, 730 F.2d 1403 (11th Cir.1984), citing Glen Turner (infra.) addressed that part of the Howey test in the following terms:

With respect to the second prong, we have adopted the concept of vertical commonality, holding that a common enterprise exists where “the fortunes of the investor are interwoven with and dependent on the efforts and success of those seeking the investment or of third parties.”    Villeneuve v. Advanced Business Concepts Corp., 698 F.2d 1121, 1124 (11th Cir.1983), aff'd en banc, 730 F.2d 1403 (11th Cir.1984).

As to the test of vertical commonality, courts look to whether the success of the investors is dependent upon the efforts of the promoters. With Ohanae Coin, we have depositors, not investors. Their deposits are earmarked in their wallets as Signets and used for transactions on the Ohanae platform. The test for horizontal commonality looks to whether or not there exists “a pooling of investors’ contributions and distribution of profits and losses on a pro-rata basis among investors.”

The fact that neither Ohanae, nor Signature Bank, exercise any efforts to increase value or to control the dispositions of the Signets in the digital wallet is another hallmark that Howey is inapplicable. Nor are there any miners used to mint new coins to feed the pool of deposits in the wallets. Neither Ohanae, nor Signature Bank, nor any third party has an interest in the customer’s account and the customer’s account does not benefit or lose by either the success or failure of investments by Ohanae, Signature Bank or by other third parties. The only prospect the customer faces is the return of $1 for each Signet backed Ohanae Coin in his wallet. The existence or non-existence of any other Ohanae Coins or Signets has no effect on their wallet holdings.

c.	With profits to come…

As we have noted in each prior prong of the Howey Test, the Ohanae Coin does not appreciate. Its conversion into a Signet does not lead to any increase in value. The Signet wallet does not appreciate, it merely remains available to distribute its proceeds whenever the account holder wishes to receive them. That is the core reason Howey has no applicability to Ohanae Coins. Ohanae does not offer them directly as an investment. People do not buy them directly as an investment but as a repository of value to be used in trading activity on the Ohanae platform.

A similar program was the subject of an SEC No-Action Letter on April 3, 2019. TurnKey Jet, Inc. (“TurnKey”) offered tokens as digital “gift cards” redeemable only for flights on its airline. The factors that determined the inapplicability of Howey in that situation apply with equal force to the Ohanae Coin:

As with TurnKey, Ohanae would not be using the proceeds of the sale to develop its platform, as it is fully functional right now. Here, Ohanae, like TurnKey, is offering its “tokens” (i.e. Ohanae Coin) solely to be used for payments and offering settlement on its platform.

Just as in TurnKey, the tokens are usable for their intended purpose at the time they are sold and they are redeemable at $1.

As in TurnKey, the token is usable only on Ohanae’s platform and has no alternative exchange where it can be traded. Since Ohanae stands ready to continuously offer its token at a price of $1 in perpetuity, this fact obviates any possibility of the holder making a profit by selling the Ohanae Coin elsewhere, if it could even find a buyer.

The Ohanae Coin exists only for either making purchases on the Ohanae platform or for receiving the proceeds of a sale in an immediate manner.

The result in TurnKey prompted Hester M. Peirce, Commissioner, SEC, In her Remarks at the Securities Enforcement Forum: How We Howey (May 9, 2019), to proclaim:

“This transaction is so clearly not an offer of securities that I worry the staff’s issuance of a digital token no-action letter—the first and so far only such letter— may in fact have the effect of broadening the perceived reach of our securities laws. If these tokens were securities, it would be hard to distinguish them from any medium of stored value. Is a Starbucks card a security?”). https://www.sec.gov/news/speech/peirce-how-we-howey-050919

One might make a case that Howey should apply to the purchase of a “Forever stamp” from the US Post Office as it offers the purchaser the opportunity to hold the stamps for a future use because the stamps are a hedge against any increase in the value of postage. They are freely tradeable. They provide an incentive to accumulate more than are presently required because of the fact they become more valuable over time. Is there any question as to whether the Post Office is issuing them to fund ongoing expenses in that people are encouraged to give cash now for a service that may or may not be used in the future? Whereas a stamp with a defined value, like the Ohanae Coin, enjoys no such prospect and must fail as a security under Howey.

The bottom line is that Ohanae Coins are nothing more than tokens used to rationalize the transfer of funds from and to an account using a unit of cryptocurrency associated with hosted wallets that is backed by a single fiat currency and redeemable by the holder of the coin on a 1:1 basis for the underlying fiat currency, in this case, the U.S. dollar, upon submission of a redemption request to the issuer.

d. Reliance on the efforts of others…

Like the Common Enterprise test, this portion of the Howey test requires a distinction since every transaction requires the efforts of others, by definition. In the face of that fact, what razor may be applied to make the prong of the test be meaningful? An answer is to be found in SEC v. Glenn W. Turner Enter., Inc., 474 F.2d 476, 482 (9th Cir.), cert. denied, 414 U.S. 821, 94 S. Ct. 117, 38 L. Ed. 2d 53 (1973) ("Turner"). The Turner court opined that the efforts must be "the undeniably significant ones, those essential managerial efforts which affect the failure or success of the enterprise."

In the matter of Ohanae Coin, we note that there is no offer of direct sales of the coins. The coins, are only minted and destroyed in response to deposits and withdrawals, not otherwise managed by Ohanae and are only maintained in a wallet at Signature Bank converted 1 to 1 into Signets. The Bank does not actively manage the deposit with an eye toward profit as it serves as a depository only. As an unmanaged asset there can be no reliance on the efforts of others to increase value and there is, again, no opportunity for profit. The roles played by Ohanae and Signature Bank are to accurately deposit and account for the funds received on the one hand and for Signature Bank to deposit the funds and remit them on demand on the other.

SEC’s own guidance reflects the inapplicability of Howey

The Securities and Exchange Commission published a “Framework for “Investment Contract” Analysis considering the Howey factors as applied to digital assets on April 3, 2019 (https://www.sec.gov/corpfin/framework-investment-contract-analysis-digital-assets#_edn1). The core arguments cited above are fully supported by the Commission’s observations as to the applicability of Howey to the Ohanae Coin in Section 3 “Other Relevant Considerations” of that framework.

The relevant issues cited in that report include the following in plain type with an Ohanae response as to each in bold face:

When assessing whether there is a reasonable expectation of profit derived from the efforts of others, federal courts look to the economic reality of the transaction. In doing so, the courts also have considered whether the instrument is offered and sold for use or consumption by purchasers.

Although no one of the following characteristics of use or consumption is necessarily determinative, the stronger their presence, the less likely the Howey test is met:

•	The distributed ledger network and digital asset are fully developed and operational.

o	Ohanae Coin is fully developed and ready to be used. No Ohanae Coin proceeds will be used to fund development.

•	Holders of the digital asset are immediately able to use it for its intended functionality on the network, particularly where there are built-in incentives to encourage such use.

o	Holders will be able to do so instantly upon activation.

•	The digital assets' creation and structure is designed and implemented to meet the needs of its users, rather than to feed speculation as to its value or development of its network. For example, the digital asset can only be used on the network and generally can be held or transferred only in amounts that correspond to a purchaser's expected use.

o	That is the exact situation with Ohanae Coin. There is a permanently defined value of 1 U.S. dollar. There are no alternative trading platforms.

•	Prospects for appreciation in the value of the digital asset are limited. For example, the design of the digital asset provides that its value will remain constant or even degrade over time, and, therefore, a reasonable purchaser would not be expected to hold the digital asset for extended periods as an investment.

o	Precisely so. Ohanae Coin is issued for and redeemed for one U.S. dollar. Ohanae stands ready to mint new coins going forward at $1 U.S. in perpetuity.

•	With respect to a digital asset referred to as a virtual currency, it can immediately be used to make payments in a wide variety of contexts, or acts as a substitute for real (or fiat) currency.

o	This means that it is possible to pay for goods or services with the digital asset without first having to convert it to another digital asset or real currency.

•	This is the case for purchases on the Ohanae platform. You can make security purchases on the Ohanae platform with real-time settlement, but only by using the Ohanae Coin.

o	If it is characterized as a virtual currency, the digital asset actually operates as a store of value that can be saved, retrieved, and exchanged for something of value at a later time.

•	This is the case for the Ohanae Coin, although the saving purpose is limited given that its value is a constant. There are better places to save.

•	With respect to a digital asset that represents rights to a good or service, it currently can be redeemed within a developed network or platform to acquire or otherwise use those goods or services. Relevant factors may include:

o	There is a correlation between the purchase price of the digital asset and a market price of the particular good or service for which it may be redeemed or exchanged.

•	In this case they are identical, $1 in and $1 out with regard to purchasing securities on the Ohanae platform.

o	The digital asset is available in increments that correlate with a consumptive intent versus an investment or speculative purpose.

•	That is the case for the Ohanae Coin. There is zero economic value in maintaining excessive amounts of Ohanae Coins beyond the amounts required to effect purchases.

o	An intent to consume the digital asset may also be more evident if the good or service underlying the digital asset can only be acquired, or more efficiently acquired, through the use of the digital asset on the network.

•	That is the case for the Ohanae Coin. Until it is sold, it can only be used as a reserve for purchases at Ohanae. No other platform offers trading privileges and therefore the Ohanae Coin is redeemable only on the Ohanae proprietary platform.

•	Any economic benefit that may be derived from appreciation in the value of the digital asset is incidental to obtaining the right to use it for its intended functionality.

o	There is no other benefit apart from its utility on the platform or upon redemption at which point it ceases to exist. Given that Ohanae stands ready to mint new Ohanae Coins on receipt of $1 to deposit in a Signet account at $1 per Signet. Upon redemption of the Ohanae Coin it is destroyed.

•	The digital asset is marketed in a manner that emphasizes the functionality of the digital asset, and not the potential for the increase in market value of the digital asset.

o	The Ohanae Coin is not marketed as an asset and there is no prospect of an increase in value. Its utility is to be found in its ability to enhance liquidity.

•	Potential purchasers have the ability to use the network and use (or have used) the digital asset for its intended functionality.

o	Ohanae Coin is the only payment method on the Ohanae Platform for investors to acquire equity tokens.

•	Restrictions on the transferability of the digital asset are consistent with the asset's use and not facilitating a speculative market.

o	There are no restrictions on transfer to other KYC-verified users on the Ohanae Platform with no prospect of speculation. Given the Ohanae ability to continually mint at $1, there is an absolute cap to any prospect of appreciation.

•	If the AP facilitates the creation of a secondary market, transfers of the digital asset may only be made by and among users of the platform.

o	Transfer of the Ohanae Coins can only be made and among KYC-verified users on the Ohanae Platform.

In the matter of Ohanae Coin, there is no offer of direct sales of the Ohanae Coins. The Ohanae Coins are not managed by Ohanae and are only maintained in a wallet at Signature Bank converted 1 to 1 with Signets. The bank does not actively manage the deposit with an eye toward profit. It serves as a depository. As an unmanaged asset there can be no reliance on the efforts of others and there is no opportunity for profit.

For all of the foregoing reasons, my opinion is that the Ohanae Coin, as opposed to the Ohanae Equity Token, does not qualify for treatment as a security subject to registration under the standards enunciated in Howey and Turner and is fully compliant under the distinguishing comments offered by the Commission as analyzed above.

Our role in the operation of the marketplace and creation of the instruments, as well as any ongoing interest in Ohanae Coin.

Ohanae has developed its Ohanae Coin for the single purpose of offering enhanced liquidity in executing transactions on its platform. This efficiency affords a significant competitive advantage whereby an investor who has been identified and qualified can transact on the Ohanae exchange in amounts as small as $1 using multiple access modes. By combining forces with PayPal and Signature Bank, funds can be submitted conveniently to effect a purchase. Due to the stored value of the wallet account at Signature Bank, the investor’s money on deposit is instantly available for retrieval.

Ohanae has no ongoing interest in the Ohanae Coin as the company’s prospects have no impact on the value of the Ohanae Coin. Alternatively, the Ohanae Coin, is a stored value that is always equal to its purchase price with no prospect of increasing in value thereby rendering it of no interest to an investor.